02035095

P.E 4-30-02 0-29328

1040368

APPENDIX 2

UNITED STATES
SECURITIES AND EXHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2002.

ThrillTime Entertainment International, Inc.
(Translation of registrant's name into English)

#322 – 4585 Canada Way, Burnaby, British Columbia, CANADA, V5G 4L6
(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F _X_ Form 40-F ___]

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ___ No _X_]

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____________.]

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ThrillTime Entertainment International, Inc.
(Registrant)

Date April 30/02

By:* Sherrill Cyr
Sherrill Cyr, Secretary (Signature)*

*Print name and title under the signature of the signing officer

PRESS RELEASE

APPENDIX 2

UNITED STATES
SECURITIES AND EXHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2002.

ThrillTime Entertainment International, Inc.
(Translation of registrant's name into English)

#322 – 4585 Canada Way, Burnaby, British Columbia, CANADA, V5G 4L6
(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F _X_ Form 40-F ___]

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ___ No _X_]

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______________.]

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ThrillTime Entertainment International, Inc.
(Registrant)

Date April 30/02

By:* Sherrill Cyr
Sherrill Cyr, Secretary (Signature)*

*Print name and title under the signature of the signing officer

PRESS RELEASE

SEC 1815 (7-91)

APPENDIX 2

UNITED STATES
SECURITIES AND EXHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2002.

ThrillTime Entertainment International, Inc.
(Translation of registrant's name into English)

#322 – 4585 Canada Way, Burnaby, British Columbia, CANADA, V5G 4L6
(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F _X_ Form 40-F ___]

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ___ No _X_]

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______________.]

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ThrillTime Entertainment International, Inc.
(Registrant)

Date April 30/02

By:* Sherrill Cyr
Sherrill Cyr, Secretary (Signature)*

*Print name and title under the signature of the signing officer

PRESS RELEASE

SEC 1815 (7-91)

APPENDIX 2

UNITED STATES
SECURITIES AND EXHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2002.

ThrillTime Entertainment International, Inc.
(Translation of registrant's name into English)

#322 – 4585 Canada Way, Burnaby, British Columbia, CANADA, V5G 4L6
(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F _X_ Form 40-F ___]

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ___ No _X_]

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____________.]

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ThrillTime Entertainment International, Inc.
(Registrant)

Date April 30/02

By:* [signature]
Sherrill Cyr, Secretary (Signature)*

*Print name and title under the signature of the signing officer

PRESS RELEASE

SEC 1815 (7-91)

APPENDIX 2

UNITED STATES
SECURITIES AND EXHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2002.

ThrillTime Entertainment International, Inc.
(Translation of registrant's name into English)

#322 – 4585 Canada Way, Burnaby, British Columbia, CANADA, V5G 4L6
(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F _X_ Form 40-F ___]

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ___ No _X_]

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-____________.]

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ThrillTime Entertainment International, Inc.
(Registrant)

Date April 30/02

By:* Sherrill Cyr
Sherrill Cyr, Secretary (Signature)*

*Print name and title under the signature of the signing officer

PRESS RELEASE

SEC 1815 (7-91)

APPENDIX 2

UNITED STATES
SECURITIES AND EXHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2002.

ThrillTime Entertainment International, Inc.
(Translation of registrant's name into English)

#322 – 4585 Canada Way, Burnaby, British Columbia, CANADA, V5G 4L6
(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F _X_ Form 40-F ___]

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ___ No _X_]

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______________.]

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ThrillTime Entertainment International, Inc.
(Registrant)

Date April 30/02

By:* Sherrill Cyr
Sherrill Cyr, Secretary (Signature)*

*Print name and title under the signature of the signing officer

PRESS RELEASE

SEC 1815 (7-91)

APPENDIX 2

UNITED STATES
SECURITIES AND EXHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2002.

ThrillTime Entertainment International, Inc.
(Translation of registrant's name into English)

#322 – 4585 Canada Way, Burnaby, British Columbia, CANADA, V5G 4L6
(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F _X_ Form 40-F ___]

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ___ No _X_]

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-____________.]

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ThrillTime Entertainment International, Inc.
(Registrant)

Date April 30/02

By:* [signature]
Sherrill Cyr, Secretary (Signature)*

*Print name and title under the signature of the signing officer

PRESS RELEASE

SEC 1815 (7-91)

APPENDIX 2

UNITED STATES
SECURITIES AND EXHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2002.

ThrillTime Entertainment International, Inc.
(Translation of registrant's name into English)

#322 – 4585 Canada Way, Burnaby, British Columbia, CANADA, V5G 4L6
(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F _X_ Form 40-F ___]

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ___ No _X_]

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-____________.]

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ThrillTime Entertainment International, Inc.
(Registrant)

Date April 30/02 By:* Sherrill Cyr
Sherrill Cyr, Secretary (Signature)*

*Print name and title under the signature of the signing officer

PRESS RELEASE

SEC 1815 (7-91)

THRILLTIME ENTERTAINMENT INTERNATIONAL, INC.

Trading Symbol: "THL:V"
OTC Bulletin Board Symbol: "THLL-F"

NEWS RELEASE

Changes to the Board of Directors

Directors: Iain Barr Robert Mudie Marco Rizzo

April 30, 2002

The Company is pleased to report that Mr. Robert Mudie has been appointed to the Company's Board of Directors. Mr. Mudie is a CA and brings 25 years of experience to the ThrillTime team having held senior financial positions in various national and international organizations whose businesses include property development, construction and manufacturing.

Mr. Mudie earned his Chartered Accountant designation in 1981. He graduated from the University of Sheffield, England in June 1971 with a Bachelor of Science, majoring in Pure Mathematics and Statistics.

Ms. Sherrill Cyr has resigned as director but will continue to hold the office of Secretary in addition to her other responsibilities.

ThrillTime Entertainment International, Inc. is the parent company of Skycoaster, Inc. and Superstar Dragsters, Inc. The Company is in the business of developing, manufacturing and marketing amusement park "thrill rides" including the Skycoaster® and Top Eliminator Dragsters® for destination and regional amusement parks, thrill parks and family fun centers throughout the world.

THRILLTIME ENTERTAINMENT INTERNATIONAL, INC.

Charles "Bo" Moody, CEO

Company:
THRILLTIME ENTERTAINMENT INTERNATIONAL, INC.
#322 - 4585 Canada Way, Burnaby, BC V5G 4L6
Tel: (604) 294-8084 Facsimile: (604) 294-8709 Toll Free: (800) 522-2449
Web site address: http://www.thrilltime.com